

June 5, 2025

Shaun Passley
Chief Executive Officer
Ameritek Ventures, Inc.
401 Ryland Street, Suite #200A
Reno, NV 89502

**Re:  Ameritek Ventures, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2024**
**Filed April 8, 2025**
**File No. 000-54739**

Dear Shaun Passley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing